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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HELVEA INC.**

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2901
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Weibel / Christian Keutgen (514) 288-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HELVEA INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

President

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helvea Inc.

Financial Statements
December 31, 2005
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 22, 2006

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2005 and the statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital for the year ended December 31, 2005, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Helvea Inc.
Balance Sheet
As at December 31, 2005

(expressed in U.S. dollars)

	2005 $	2004 $
Assets		
Current assets		
Cash (note 5)	293,610	214,844
Short-term deposits	2,513,283	2,629,200
Accounts receivable	22,414	4,030
Prepaid expenses	30,147	3,101
Income taxes recoverable	44,914	-
	2,904,368	2,851,175
Property and equipment (note 3)	102,457	18,019
	3,006,825	2,869,194
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	351,997	8,307
Shareholder's Equity		
Capital stock (note 4)	2,614,950	2,614,950
Retained earnings (deficit)	152,314	(28,981)
Cumulative translation adjustment	(112,436)	274,918
	2,654,828	2,860,887
	3,006,825	2,869,194

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

_________________________ Director   _________________________ Director

Helvea Inc.
Statement of Earnings and Retained Earnings

(expressed in U.S. dollars)

	For the year ended December 31, 2005 $	For the period from May 21, 2004 to December 31, 2004 $
Revenue		
Commissions earned	5,168,859	-
Research services revenue (note 5)	876,477	-
Interest	10,104	1,321
	6,055,440	1,321
Expenses		
Salaries and related expenses	1,314,062	-
Commissions (note 5)	3,359,759	-
Professional fees (note 5)	121,159	23,842
Travel, meals and entertainment	466,982	603
Information services (note 5)	149,099	-
EDP maintenance and development (note 5)	108,813	70
Telecommunications (note 5)	40,988	-
Rent and related expenses (note 5)	57,784	-
Business and other taxes (note 5)	60,752	75
General office expenses (note 5)	29,817	318
Amortization	30,483	-
Business development and promotional activities	44,435	-
Memberships and registration fees	7,417	4,421
Foreign exchange loss (gain)	(24,508)	896
Loss on trade errors	101,141	-
Miscellaneous expenses	5,962	77
	5,874,145	30,302
Net earnings (loss) for the year	181,295	(28,981)
Deficit – Beginning of year	(28,981)	-
Retained earnings (deficit) – End of year	152,314	(28,981)

The accompanying notes are an integral part of these financial statements.

Helvea Inc.
Statement of Cash Flows

(expressed in U.S. dollars)

	For the year ended December 31, 2005 $	For the period from May 21, 2004 to December 31, 2004 $
Cash flows from		
Operating activities		
Net income (loss) for the year	181,295	(28,981)
Item not affecting cash		
Amortization	30,483	-
Changes in non-cash operating working capital items		
Increase in accounts receivable	(17,709)	(4,030)
Increase in prepaid expenses	(27,167)	(3,101)
Increase in income taxes recoverable	(43,225)	-
Increase in accounts payable and accrued liabilities	350,600	8,307
	474,277	(27,805)
Investing activities		
Purchase of property and equipment	(124,069)	(18,019)
Financing activities		
Issuance of Class A common shares	-	2,614,950
Cumulative translation adjustment on cash and cash equivalents	(387,359)	274,918
Net increase (decrease) in cash and cash equivalents during the year	(37,151)	2,844,044
Cash and cash equivalents – Beginning of year	2,844,044	-
Cash and cash equivalents – End of year	2,806,893	2,844,044
Cash and cash equivalents consist of:		
Cash	293,610	214,844
Short-term deposits	2,513,283	2,629,200
	2,806,893	2,844,044
Supplementary information		
Income taxes paid during the year	44,914	-

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with the National Association of Securities Dealers, Inc. and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. It is a member of an international group of companies whose principal entity is Pictet et Cie ("Pictet"). In 2005, the company commenced its principal business activity of marketing European securities, as previously provided by another entity under common control of Pictet.

2 Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and fixtures	20%
Computer equipment	33%
Leasehold improvements	20%

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company has filed an application with the Minister of Finance of Quebec to qualify as an International Financial Center of Montreal. If the company is recognized, it will benefit from certain reductions in corporate income taxes.

Foreign currency translation

The company's functional currency is the Swiss franc. The reporting currency is the U.S. dollar. The company uses the current rate method to translate its financial statements into U.S. dollars, whereby gains and losses resulting on conversion into U.S. dollars are presented as a separate component of shareholder's equity.

(expressed in U.S. dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Property and equipment

			2005	2004
	Cost $	Accumulated amortization $	Net $	Net $
Furniture and fixtures	15,045	3,637	11,408	18,019
Computer equipment	70,021	20,421	49,600	-
Leasehold improvements	46,203	4,754	41,449	-
	131,269	28,812	102,457	18,019

4 Capital stock

Authorized – unlimited as to number

- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class A common shares, voting
- Class B common shares, non-voting

(expressed in U.S. dollars)

Issued

	2005 $	2004 $
330,000 Class A common shares	2,614,950	2,614,950

5 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet & Cie.

The statement of earnings includes the following related party transactions:

	For the year ended December 31, 2005 $	For the period from May 21, 2004 to December 31, 2004 $
Revenue		
Research services	860,776	-
Expenses		
Commissions	3,359,759	-
Professional fees	98,880	16,266
Information services	31,205	-
EDP maintenance and development	108,275	-
Telecommunications	40,988	-
Rent and related expenses	37,573	-
Business and other taxes	5,094	-
General office expenses	8,541	-

Cash includes deposits with an affiliated company in the amount of $96,587 (2004 – $185,992).

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

(expressed in U.S. dollars)

6 Commitments

Minimum annual lease payments under an operating lease entered into with a related party are as follows:

	$
2006	35,870
2007	35,870
2008	35,870
2009	6,098

7 Income taxes

The company has accumulated losses for federal tax purposes of CA$130,000 which may be carried forward and used to reduce taxable income in future years and for which no future tax benefit has been recognized in the accounts. These losses may be claimed in years ending no later than December 31, 2015.

8 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2005, the short-term deposits consist of a call deposit in the amount of CHF3,080,000 (2004 – CHF3,000,000) and a term deposit in the amount of CA$200,000 (2004 – nil).

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

(expressed in U.S. dollars)

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2005 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rates (0.35% to 3.1%)
Accounts receivable	Non-interest bearing
Prepaid expenses	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

9 Capital requirements

The company is a member of National Association of Securities Dealers, Inc. and as such is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934 (the "Act"). This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2005, the company's aggregate indebtedness and net capital were $351,997 and $2,201,038 respectively (2004 – $8,307 and $2,649,745 respectively), giving a ratio of 15.99% (2004 – 0.31%).

Helvea Inc.

Schedule of Computation of Net Capital

As at December 31, 2005

(expressed in U.S. dollars)

	2005 $	2004 $
Net capital		
Capital stock – Common shares	2,614,950	2,614,950
Retained earnings (deficit)	152,314	(28,981)
Cumulative translation adjustment	(112,436)	274,918
	2,654,828	2,860,887
Cash with related parties	96,587	185,992
Accounts receivable	22,414	4,030
Prepaid expenses	30,147	3,101
Income taxes recoverable	44,914	-
Property and equipment	102,457	18,019
Haircut on foreign currency	157,271	-
	453,790	211,142
	2,201,038	2,649,745
Aggregate indebtedness		
Accounts payable and accrued liabilities	351,997	8,307
Ratio of aggregate indebtedness to net capital	15.99%	0.31%